Form 10-K405, Exhibit 13
period 2000-12-31
GSI GROUP INC
filed 2001-03-16
CIK 1050925

                                                                    Exhibit 13.1

The GSI Group, Inc.

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

Effective October 1, 2000, the Company has given retroactive effect to the change in accounting principle for all the GSI Group Inc's domestic inventory, except that of DMC, from the LIFO method to the FIFO method. According to management of the Company, the change was made because the Company has been experiencing reduced costs in most domestic product categories (other than DMC products) resulting from reductions in the cost of their components. Therefore, management believes the FIFO method provides a better measurement of operating results.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based on the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,

Arthur Andersen LLP