Form 10-K405, Exhibit 13
period 2001-12-31
GSI GROUP INC
filed 2002-03-05
CIK 1050925

The GSI Group, Inc.

Re: Form 10-K Report for the year ended December 31, 2001

Gentlemen/Ladies:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

Effective October 1, 2001, The GSI Group, Inc. has given retroactive effect to the change in accounting for inventory of David Manufacturing Company (DMC), a wholly owned subsidiary of The GSI Group Inc., from the last-in-first-out (LIFO) method to first-in-first-out (FIFO) method. The DMC facility was shutdown as of September 1, 2001 and the operations were moved to Assumption, Illinois. Now that all of the manufacturing for DMC is being done in Assumption combined with the fact that products purchased from third parties have decreased substantially, DMC is now experiencing the effect of the permanent decrease in galvanized steel prices. Therefore, management believes the FIFO method provides a better measurement of operating results.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,


Arthur Andersen LLP